Exhibit 5.1
                                                                   -----------

Management's Discussion and Analysis


The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

OVERVIEW OF 2003


o Net earnings were $6.9 million compared with a loss of $7.8 million in 2002. Lower net interest expense and taxes, the elimination of the minority interest and reduced unusual items contributed to this performance.

o EBITDA for the year was 10% higher than 2002 reflecting improved operating margins.

o The Refinery Services Group reported a 13% increase in EBITDA, reflecting solid performances from the Group's spent acid regeneration and sulphur prilling operations. The results were achieved despite the impact of the lower US dollar on US denominated earnings.

o As expected, Western Markets Group recorded EBITDA that was lower than the exceptional levels reported in 2002. Revenue was level with 2002, but higher input costs reduced EBITDA.

o The Power Generation Group reported a level performance with 2002, which reflected fees from the Shajiao project in China offset by the Group's continuing investment in air quality compliance solutions for the power sector. The Group appointed several new international licensees during the year.

o The Company completed its portion of the construction of the environmental compliance facilities at Syncrude's Mildred Lake oil sands facility in Alberta (Syncrude project), on schedule and on budget, and ready for commissioning and start-up. Under the Company's agreement with Syncrude, Marsulex will begin receiving fees in January 2005 even though it is now expected that Syncrude's overall UE-1 project will not be completed at that time.

o On June 5, 2003, the Company obtained long-term financing for its portion of the environmental compliance facilities at Syncrude's upgrader project.

o In September, the Company's largest shareholder, TD Capital Canadian Private Equity Partners Fund, acquired 4.7 million non-voting shares of the Company in a private transaction. The shares were converted to voting shares and TD Capital now directly or indirectly owns or controls 59% of the Company's outstanding shares.

o On October 7, 2003, the Company acquired the Prince George, British Columbia sulphur products assets from Duke Energy Gas Transmission for $13.4 million, financed through existing cash. The operation upgrades molten sulphur, a by-product of environmental controls in the western Canadian oil and gas industry, into higher value industrial chemicals, which are used primarily for the forest products and water treatment industries. The Company has had the exclusive marketing responsibility for the facility's output for almost 15 years and has participated in the earnings throughout that period. The operation was integrated into the Company's Western Markets Group and contributed to earnings in the fourth quarter.

o On December 17, 2003, the Company purchased 433,434 stock options held by former employees of the Company for total consideration of $737,000. The options were cancelled and fully expensed in the fourth quarter of 2003.

RESULTS OF OPERATIONS


Selected Financial Information
--------------------------------------------------------------------------------- --------------- ------------ -------------

(in millions of dollars, except per share amounts)                                       2003        2002(3,5)     2001(3,5)
--------------------------------------------------------------------------------- --------------- ------------ -------------
Revenue                                                                                 135.0         138.3         236.7
Gross profit                                                                             48.4          48.3          66.3
Selling, general, administrative, and other costs                                        19.7          20.7          26.2
Foreign exchange gains (losses) on monetary items                                         2.1           0.5          (0.5)
EBITDA 1 from continuing operations                                                      30.8          28.1          39.6
Depreciation, including losses on disposals                                              15.7          15.7          15.2
Unusual items, losses (gains)                                                             1.4           7.5         (55.6)
Net interest expense                                                                      5.3           9.2          13.9
Earnings from discontinued operations, net of tax                                          --            --          16.6
Net earnings (loss)                                                                       6.9          (7.8)         63.4
Earnings (loss) per share 2                                                              0.22         (0.25)        2.01
Cash generated from continuing operations before non-cash changes in working
  capital 4                                                                              24.5          15.6          19.3
Cash generated from continuing operations before non-cash changes in working
  capital, per share 2                                                                   0.77          0.50         0.61

--------------------------------------------------------------------------------- --------------- ------------ -------------

1. EBITDA is earnings (loss) before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure of performance under generally accepted accounting principles in Canada. See separate discussion of EBITDA.
2. The weighted average number of common shares outstanding was 31,572,737 for 2003; 31,542,732 for 2002; and 31,501,232 for 2001. 3. Certain 2001 and
     2002 comparative figures have been reclassified to conform to the financial statement presentation adopted in
     2003.
4. Cash generated from continuing operations before non-cash changes in working capital is not a recognized measure of performance under generally accepted accounting principles in Canada. See separate discussion of Cash Flow from Operations.
5. Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy and restated prior years' financial statements.

Selected Quarterly Financial Information
------------------------ ------------------------- ------------------------- ------------------------- ----------------------------
                               1st Quarter               2nd Quarter               3rd Quarter                 4th Quarter
------------------------ ------------------------- ------------------------- ------------------------- ----------------------------
(in millions of dollars)    2003    20023   20013     2003    20023   20013     2003    20023   20013      2003   20023    20013
------------------------ -------- -------- ------- -------- -------- ------- -------- -------- ------- ----------- ------- --------
Revenue                      32.0   36.0       71.5    37.2    35.2      73.5    33.9   34.0     48.7     31.9      33.1     43.0
EBITDA 1                      6.8    5.6       11.1     9.3     6.7      12.7     7.9    8.8      8.9      6.8       7.0      6.9
Depreciation
 including losses on
 disposals                    4.2    3.8        4.3     3.8     3.5       4.4     3.5    3.7      3.2      4.2       4.7      3.3
Unusual items, (gain
 loss                          --   (3.6)        --      --      --        --      --    1.3    (54.1)     1.4       9.8     (1.5)
Net interest expense          1.4    2.6        4.4     1.2     3.4       4.2     1.5    1.6      2.3      1.2       1.6      3.0
Earnings fro
 discontinued
 operations, net of tax        --     --        0.6      --      --       0.7      --     --     15.3       --        --       --
Net earnings (loss)           0.8    2.0       (1.0)    4.1    (1.5)      3.4     2.6    1.1     61.5     (0.6)     (9.4)    (0.5)
Earnings (loss) per
 share                       0.03   0.06     (0. 30)   0.13   (0.05)    0. 10    0.08   0.04    1. 96    (0.02)    (0.30)   (0.02)
Cash generated from
 continuing operations
 before non-cash
 working capital(2)           5.0    2.5        6.7     8.0     2.6       7.8     6.1    6.0      2.1      5.4      4.5       2.7
Cash generated from
 continuing
 operations  per share       0.16   0.08       0.22    0.25    0.09      0.24    0.19   0.19     0.07     0.17     0.17      0.08
Total Assets                238.6  341.7      321.5   268.9   325.7     318.1   273.5  262.1    345.4    270.5    239.2     343.6
------------------------ -------- -------- ------- -------- -------- ------- -------- -------- ------- ----------- ------- --------

1. EBITDA is earnings (loss) before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure of performance under generally accepted accounting principles in Canada. See separate discussion of EBITDA.
2. Cash generated from continuing operations before non-cash changes in working capital is not a recognized measure of performance under generally accepted accounting principles in Canada. See separate discussion of Cash Flow from Operations
3. Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy and restated prior years' financial statements.

Selected Segmented Information
--------------------------------------------------------------------------------- ------------------------------------------
Refinery Services
(in millions of dollars)                                                               2003         20024         20014
--------------------------------------------------------------------------------- --------------- ------------ -------------
Revenue                                                                                 71.5          69.3         69.5
EBITDA 1                                                                                24.4          21.6         22.6
Depreciation, including loss on disposal                                                13.0          13.0         10.0
Earnings from continuing operations before income taxes, minority interest and
 amortization of goodwill                                                               11.4           8.6         12.6
Total Assets                                                                           182.3         181.3        151.7
Capital expenditures 3                                                                  31.6          35.9         23.4
EBITDA as a % of revenue                                                                34.1          31.2         32.5
--------------------------------------------------------------------------------- --------------- ------------ -------------

--------------------------------------------------------------------------------- ------------------------------------------
Western Markets 2
(in millions of dollars)                                                                 2003         20024         20014
--------------------------------------------------------------------------------- --------------- ------------ -------------
Revenue                                                                                   54.3          54.0        116.0
EBITDA 1                                                                                  16.9          18.2         29.3
Depreciation, including loss on disposal                                                   1.5           1.3          4.1
Earnings from continuing operations before income taxes, minority interest and
 amortization of goodwill                                                                 15.4          16.9         25.2
Total Assets                                                                              37.3          26.8         28.7
Capital expenditures 3                                                                     0.6           0.5          0.8
EBITDA as a % of revenue                                                                  31.1          33.7         25.3
--------------------------------------------------------------------------------- ------------------------------------------
Power Generation
(in millions of dollars)                                                                 2003         20024         20014
--------------------------------------------------------------------------------- --------------- ------------ -------------
Revenue                                                                                    9.2          15.0         51.2
EBITDA 1                                                                                  (2.1)         (2.0)        (1.4)
Depreciation, including loss on disposal                                                   1.0           1.2          0.7
Loss from continuing operations before income taxes, minority interest and
 amortization of goodwill                                                                 (3.1)         (3.2)        (2.1)
Total Assets                                                                              11.9          17.5         27.0
Capital expenditures 3                                                                     0.1           4.4          5.4
EBITDA as a % of revenue                                                                    --            --           --
--------------------------------------------------------------------------------- --------------- ------------ -------------
--------------------------------------------------------------------------------- ------------------------------------------
Corporate Support
(in millions of dollars)                                                                 2003         20024         20014
--------------------------------------------------------------------------------- --------------- ------------ -------------
Revenue                                                                                     --           --            --
EBITDA 1                                                                                  (8.4)         (9.7)       (10.9)
Depreciation, including loss on disposal                                                   0.2           0.2          0.4
Unusual items losses (gains)                                                               1.4           7.5        (55.6)
Foreign exchange loss on Senior Notes                                                       --           --           1.0
Amortization of deferred charges and intangible assets                                     0.7           0.3          1.1
Interest expense                                                                           9.8          13.7         18.1
Interest capitalized                                                                      (3.8)         (2.6)        (1.1)
Interest income                                                                           (0.7)         (1.9)        (3.1)
Earnings from continuing operations before income taxes, minority interest and
 amortization of goodwill                                                                (16.0)        (26.9)        28.4
Total Assets                                                                              39.0          13.6        136.2
Capital expenditures 3                                                                     0.3           0.2          0.2
EBITDA as a % of revenue                                                                    --           --            --
--------------------------------------------------------------------------------- --------------- ------------ -------------

--------------------------------------------------------------------------------- ------------------------------------------
Consolidated Total
(in millions of dollars)                                                                 2003         20024         20014
--------------------------------------------------------------------------------- --------------- ------------ -------------
Revenue                                                                                  135.0         138.3        236.7
EBITDA 1                                                                                  30.8          28.1         39.6
Depreciation, including loss on disposal                                                  15.7          15.7         15.2
Unusual items losses (gains)                                                               1.4           7.5        (55.6)
Foreign exchange loss on Senior Notes                                                       --           --           1.0
Amortization of deferred charges and intangible assets                                     0.7           0.3          1.1
Interest expense                                                                           9.8          13.7         18.1
Interest capitalized                                                                      (3.8)         (2.6)        (1.1)
Interest income                                                                           (0.7)         (1.9)        (3.1)
Earnings from continuing operations before income taxes, minority interest and
 amortization of goodwill                                                                  7.7          (4.6)        64.0

Total Assets                                                                             270.5         239.2        343.6
Capital expenditures 3                                                                    32.6          41.0         29.8
EBITDA as a % of revenue                                                                  22.8          20.3         16.7
--------------------------------------------------------------------------------- --------------- ------------ -------------

1. EBITDA is earnings (loss) before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure of performance under generally accepted accounting principles in Canada. See separate discussion of EBITDA.
2. Western Markets includes the results relating to the sulphur removal assets until July 18, 2001. 3. Capital expenditures from continuing operations excluding acquisitions.
4. Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy and restated prior years' financial statements.

Revenue and Gross Profit


Consolidated revenue was $135.0 million for 2003, compared to $138.3 million in 2002, a decrease of $3.3 million or 2.4%. Primarily, this reflected the improved Refinery Services performance offset by the completion of Power Generation's Virginia Power project in the first quarter of 2002.

Gross profit in 2003 of $48.4 million was comparable to the gross profit reported in 2002. As a percentage of revenue, gross profit increased from 34.9% in 2002 to 35.9% in 2003, reflecting the improvement in Refinery Services and the increase in fees earned by Power Generation.

In 2002 consolidated revenue was $138.3 million, down $98.4 million, or 41.6% from $236.7 million in 2001. The decline reflected the impact of the Chemtrade Transaction as 2001 included the results for the sulphur removal assets in eastern North America to July 18, 2001, and the disposal of Power Generation assets.

Similarly, gross profit in 2002 was $48.3 million, a decrease of $18.0 million or 27.2% from 2001. Gross profit as a percentage of revenue increased from 28.0% in 2001 to 34.9% in 2002, reflecting the improved quality of earnings resulting from the increased focus on outsourced air quality compliance solutions. The impact of fluctuations in commodity prices has been reduced as a result of the Chemtrade Transaction, and over 50% of the Company's revenue was fee-based in 2002.

Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and SO2 recovery to ensure air quality compliance.

Refinery Services' revenue in 2003 was $71.5 million, up $2.2 million or 3.2% from the prior year. This reflects solid performances in 2003 from all of the Group's operations, which were negatively affected by the impact of the lower US dollar. The rate used to translate the US denominated refinery results in the current period was a year-to-date average rate of 1.4010 compared to the 2002 year-to-date average of 1.5674.

Revenue for the Group was $69.3 million in 2002 comparable to $69.5 million in 2001.

Western Markets upgrades sulphur-based by-products produced as a result of oil and gas air quality compliance activities. It provides sulphur-based chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for Western Markets in 2003 was $54.3 million comparable to $54.0 million in 2002.

Revenue for Western Markets in 2002 was $54.0 million compared with $116.0 million for 2001, a decrease of 53.4%. The 2001 revenue includes revenue until July 18, 2001 relating to the sulphur removal assets included in the Chemtrade Transaction. On a comparable basis, revenue for Western Markets was up from the prior year, reflecting the strong seasonal demand for the Company's water treatment and pulp and paper bleaching chemicals in the second quarter of 2002 and increased volume of most of the Group's other products.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. A newly developed service -- CleanStack(TM) -- a solution for sulphur trioxide emissions of utilities is now being marketed.

In 2003 revenue for Power Generation was $9.2 million compared to $15.0 million for the same period in 2002, a decrease of $5.8 million. The decrease was primarily the result of the completion of the Virginia Power project in the first quarter of 2002 and the idling of the CP-Gyp facility, partially offset by the fees earned on the Shajiao project.

Revenue for Power Generation was $15.0 million in 2002, down 70.7% from $51.2 million for 2001. The decrease reflects the completion of the Virginia Power project and disposal of the parts and service business in the first quarter of 2002 and the sale of the mechanical collectors business in the third quarter of 2001.

Selling, General, Administrative and Other Costs (SGA)


In 2003, SGA costs were $19.7 million compared to $20.7 million in 2002, a decrease of $1.0 million or 4.8%, reflecting the positive impact of cost saving initiatives implemented in the last half of 2002, primarily in the operating Groups.

SGA costs were $20.7 million in 2002 compared to $26.2 million in 2001, a decrease of $5.5 million or 21.0%. The decrease in SGA costs was due primarily to dispositions associated with the Chemtrade Transaction and the sale of non-core assets in Power Generation.

Foreign Exchange Gains and Losses

------------------------------------------------------------------------------------ ------------ ------------ -----------
                                                                                         2003         2002         2001
------------------------------------------------------------------------------------ ------------ ------------ -----------
Year to date average US exchange rates                                                  1.4010       1.5674       1.5398
Closing US exchange rates                                                               1.3033       1.5789       1.5956
------------------------------------------------------------------------------------ ------------ ------------ -----------

The Company has US based operations and reports in Canadian dollars and therefore can be exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, primarily working capital, (2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

Monetary Assets and Liabilities, Primarily Working Capital
The gains or losses arising from the translation of US dollar denominated monetary assets and liabilities, excluding the US self-sustaining operations, have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and the gains and losses resulting from holding these assets and liabilities since the previous balance sheet date are recorded in the statement of operations. The 27.6(cent) decline in the US dollar from the December 31, 2002 rate of 1.5789 to the December 31, 2003 rate of 1.3033, resulted in a foreign exchange gain of $2.1 million in 2003 on the US denominated net monetary liability position. If the net monetary liability remains unchanged, a one-cent decline in the US dollar would result in an approximate $50,000 foreign exchange gain.

Revenues and Expenses
In addition to the above holding gain, the financial results of the Company are impacted by foreign exchange fluctuations when translating the Company's US operating results into its Canadian dollar reporting currency. Unlike other Canadian companies whose US denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company's EBITDA is limited as both the revenues and expenses for these operations are denominated in US dollars and are translated at the average rate in effect during the year. The Company's debt and related interest expense are also denominated in US dollars and hedges the US dollar cash flow from operations and when combined with US dollar depreciation and amortization expenses, limits the exposure to net income. The following table illustrates the foreign exchange impact of a one-cent decline in the US dollar on the Company's US denominated operating results for the year ended December 31, 2003:

-------------------------------------------------------------------------------------------------------------- -------------

(in thousand of dollars)                                                                                             2003
-------------------------------------------------------------------------------------------------------------- -------------
Gross Profit                                                                                                         (172)
SGA costs                                                                                                              47
-------------------------------------------------------------------------------------------------------------- -------------
EBITDA                                                                                                               (125)
Depreciation and amortization of deferred charges and intangible assets                                                85
Net Interest expense                                                                                                   58
-------------------------------------------------------------------------------------------------------------- -------------
Earnings before income taxes and minority interest 1                                                                   18

-------------------------------------------------------------------------------------------------------------- -------------

1. This excludes the foreign exchange impact on translation of US denominated monetary assets and liabilities.

Self-sustaining Operations
The Company's US based operations are considered to be self-sustaining as they are both operationally and financially independent. The US dollar denominated Senior Subordinated Notes were used to finance these operations and provide a natural hedge of the assets. As a result, gains or losses arising from the translation of the assets and liabilities of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet. This recognizes the long-term nature of the investment and that fluctuations in foreign exchange rates do not affect the Company's current earnings.

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 18 of the consolidated financial statements.

The consolidated statement of operations:
---------------------------------------------------------------------------------- -------------------------------------------

(in thousand of dollars)                                                                  2003         20021         20011
---------------------------------------------------------------------------------- --------------- ------------ --------------
EBITDA                                                                                  30,830         28,085       39,558
Loss on disposal of property, plant and equipment                                           --            (20)         (59)
Depreciation                                                                           (15,727)       (15,660)     (15,170)
Unusual items (losses) gain                                                             (1,422)        (7,487)      55,556
Foreign exchange loss                                                                       --             --         (968)
Amortization of deferred charges                                                          (726)          (387)      (1,074)
Interest expense                                                                        (9,755)       (13,684)     (18,085)
Interest capitalized                                                                     3,738          2,572        1,065
Interest income                                                                            730          1,942        3,141
---------------------------------------------------------------------------------- --------------- ------------ --------------
Earnings (loss) from continuing operations before income taxes, minority                               (4,639)      63,964
   interest, and amortization of goodwill                                                7,668

---------------------------------------------------------------------------------- --------------- ------------ --------------

1. Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy and restated prior years' financial statements.

In 2003, EBITDA was $30.8 million compared to $28.1 million in 2002, an increase of 9.6% or $2.7 million. EBITDA as a percent of revenue improved from 20.3% in 2002 to 22.9% in 2003, reflecting improved operating margins despite the decrease in revenues, and the reduced cost of SGA. The impact of the decline in the US dollar on EBITDA was neutral.

EBITDA in 2002 was $28.1 million compared to $39.6 million in 2001. The decrease in EBITDA was attributable primarily to the inclusion of the results of the sulphur removal assets in eastern North America in the prior periods. EBITDA for 2002 was up $1.1 million over the prior year when the results of the sulphur removal assets are removed. As a percent of revenue, EBITDA in 2002 was 20.3%, an increase over the 16.7% for 2001, reflecting the improved quality of EBITDA following the Chemtrade Transaction and the disposal of the Power Generation non-core assets.

Refinery Services' EBITDA in 2003 was $24.4 million compared to $21.6 million in 2002, a 13.0% improvement, reflecting the strong performances for the entire Group's operations over last year. These results were achieved despite the negative foreign exchange impact on the US denominated Refinery Services operations of $2.4 million. In addition, the Group processed higher spent acid volumes despite operating problems faced by some customers during the year. The 2003 results reflect a full year's contribution from the BP Whiting facility and a strong performance by the sulphur prilling operations, which benefited from increased volumes and higher export prices.

In 2002, EBITDA for Refinery Services was $21.6 million compared to $22.6 million in 2001. The Montreal plant performed strongly all year and the Toledo plant operated at capacity throughout the period. The results also included the fees earned from the newly constructed site emissions facility at BP Whiting, which was completed in the third quarter of 2002. However, comparability with results of the prior periods is impacted by changes to contractual relationships with Irving Oil that were restructured as a result of the Chemtrade Transaction. Prior to the Chemtrade Transaction, Marsulex processed spent acid for Irving's Saint John refinery. As part of a major refinery expansion and upgrade, Irving constructed its own on-site regeneration facility and Marsulex entered into a new agreement with Irving to remove and distribute the excess sulphuric acid produced by the new facility. The impact of the loss of the Irving regeneration volume was more than offset by the new BP Whiting relationship. In 2002, earnings from the Irving regeneration volume substantially disappeared as Irving completed the transition to its new regeneration facility, and the acid resale contract that replaced it was sold to Chemtrade.

In line with expectations, EBITDA for the Western Markets Group of $16.9 million in 2003 was down $1.3 million when compared to $18.2 million in 2002. Revenues were flat to last year but were offset by higher sulphur, natural gas, hydrogen and electricity costs.

Western Markets' EBITDA in 2002 was $18.2 million compared to $29.3 million for 2001, or $16.7 million on a comparable basis, excluding the results from sulphur removal assets. This improvement over 2001 reflected seasonal demand in the second quarter for the Company's water treatment and pulp and paper bleaching chemicals, increased volumes of other products and improved margins through cost control.

In 2003, EBITDA for Power Generation was a loss of $2.1 million compared to a loss of $2.0 million in 2002. This reflects the Company's continued investment in this strategic business and the completion of the Virginia Power project in the first quarter of 2002, offset by the fees earned on the Shajiao project. The Power Generation segment also includes the Company's first outsourcing agreement in the cement industry with Holcim Inc., under which the customer takes all of the production from the Company's CP-Gyp facility in Dundee, Michigan. For a number of reasons, the customer stopped accepting product in March of 2003 and the Company subsequently idled the plant. In accordance with the terms of the agreement, an arbitrated solution is being pursued. The Company has invested in excess of US $5 million in the CP-Gyp facility and operations.

EBITDA for Power Generation in 2002 was a loss of $2.0 million compared to a loss of $1.4 million for 2001. This reflected the Company's continued investment in this strategic business and the disposal of the parts and service business in the first quarter of 2002, as well as the sale of the mechanical collectors business in the third quarter of 2001.

In 2003, Corporate Support costs were $8.4 million compared to $9.7 million in 2002 and $10.9 million in 2001. Before the impact of foreign exchange gains and losses on monetary items, Corporate costs were essentially flat during the last three years. However, when the impact of the cost of the recently established long-term incentive plan is ignored, 2003 Corporate costs declined approximately $0.7 million from 2002 reflecting cost savings initiated in 2002.

---------------------------------------------------------------------------------- --------------- ------------- -------------

(in thousand of dollars)                                                                  2003          2002           2001
---------------------------------------------------------------------------------- --------------- ------------- -------------
Corporate costs                                                                         10,458         10,316        10,399
Foreign exchange (gains) losses on monetary items                                       (2,057)          (569)          471
---------------------------------------------------------------------------------- --------------- ------------- -------------
Corporate support costs                                                                  8,401          9,747        10,870

---------------------------------------------------------------------------------- --------------- ------------- -------------

Depreciation


In 2003, depreciation expense was $15.7 million comparable to 2002. Depreciation relating to a full year's expense for the new BP Whiting facility, acquisition of the Sulconam Inc. minority interest, and a part year's expense for the newly acquired Prince George facility was offset by lower depreciation expense for the US denominated operations.

Depreciation expense in 2002 was $15.7 million compared to $15.2 million in 2001, an increase of $0.5 million or 3.3%. This increase was attributable to depreciation relating to the new BP Whiting facility, reduced by the depreciation associated with the disposition of fixed assets in the Chemtrade Transaction.

Interest Expense, net of interest income

------------------------------------------------------------------------------------ ------------- ------------- -------------

(in thousand of dollars)                                                                  2003          2002          2001
------------------------------------------------------------------------------------ ------------- ------------- -------------
Interest expense                                                                          9,755        13,684        18,085
Interest capitalized                                                                     (3,738)       (2,572)       (1,065)
Interest income                                                                            (730)       (1,942)       (3,141)
------------------------------------------------------------------------------------ ------------- ------------- -------------
Net interest expense                                                                      5,287         9,170        13,879

------------------------------------------------------------------------------------ ------------- ------------- -------------

In 2003, net interest expense was $5.3 million, a decrease of $3.9 million or 42.4% from the $9.2 million net interest expense in 2002 and is the result of the interest costs relating to the completion of the Syncrude project financing offset by the lower cost of interest due to foreign exchange on the US denominated debt and the purchase of the Senior Subordinated Notes in August 2002.

Net interest expense was $9.2 million in 2002, a decrease of $4.7 million or 33.8% over the $13.9 million net interest expense for 2001 and was primarily the result of the purchase of the Senior Subordinated Notes in August 2002 and the retirement of the Senior Notes in July 2001.

The reduction in interest income is due to lower cash balances.

Based on the level of debt at December 31, 2003, interest expense for the upcoming year is expected to be approximately $10.5 million, including the US denominated interest at the 2003 year-end exchange rate of 1.3033. The increase primarily represents a full year's interest on the Syncrude project financing.

Income Taxes

In 2003, total income tax expense was $0.8 million compared to $1.5 million in 2002. This resulted in an overall effective rate of 10.6% on earnings before income taxes, minority interest and amortization of goodwill of $7.7 million. When compared to the statutory rate of 36.6%, the effective rate reflects the utilization of tax losses not previously recognized. The statutory rate decreased an additional 2.0 percentage points in 2003. Also, the new Ontario government elected in October 2003 reversed the previous government's decrease in corporate rates resulting in an approximate $0.3 million increase in taxes.

Total income tax expense for 2002 was $1.5 million on a loss from continuing operations before income taxes, minority interest and amortization of goodwill of $4.6 million. Excluding the impact of the write-off of the Santee Cooper capitalized costs of $9.5 million, the Company's overall effective income tax rate in 2002 was 31.7% compared to a statutory rate of 38.6% and to the prior year effective rate of 19.2%. In 2002, in addition to the 2.7 percentage points decrease to the statutory rate, the Company benefited from lower tax rates for its US operations and from losses not previously recognized. The prior year's rate was impacted by the Company's ability to utilize tax losses, the benefit of which had not been previously recorded, and by the non-taxed portion of capital gains and goodwill proceeds.

Cash taxes were $0.6 million in 2003 compared to $2.0 million in 2002 and are expected to remain below $1.0 million for the coming year. The Company has tax losses available for carryforward and reduction of future income taxes in the amount of $119 million, the benefit of which has not been recognized.

Net earnings (loss)

The Company earned $6.9 million in 2003 compared to a net loss of $7.8 million in 2002, a $14.7 million improvement. When the impact of the unusual items is removed from both years, the Company's earnings improved $8.6 million and reflect the reduced SGA, the reduced net interest expense, and the elimination of the minority interest resulting from the acquisition of the remaining 35% interest in Sulconam Inc.

In 2002, the Company incurred a net loss of $7.8 million compared to net earnings of $63.4 million in 2001. When the impact of unusual items is removed from both years, including the tax impact and the results of discontinued operations relating to the Chemtrade Transaction, the pro-forma net loss was $0.3 million in 2002 compared to a pro-forma net earnings of $1.1 million in 2001.

Fourth Quarter Operating Performance

For the three months ended December 31, 2003 EBITDA was $6.8 million comparable to EBITDA for the same period in 2002 despite the foreign exchange impact on the US operations. The Company incurred a $0.6 million net loss for the three months ended December 31, 2003 compared to a net loss of $9.4 million for the same period in 2002. Both periods included the impact of unusual items. Depreciation expense of $4.2 million for the three months ended December 31, 2003 was $0.5 million lower than depreciation expense for the same period in 2002 and reflected the depreciation for the newly acquired Prince George facility offset by lower depreciation expense for the US denominated operations. Net interest expense of $1.2 million for the three months ended December 31, 2003 was $0.4 million lower than the same period in 2002 primarily reflecting the impact of the lower US dollar on US denominated interest expense. Finally, the acquisition of the remaining Sulconam Inc. minority interest resulted in the elimination of the minority interest.

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $270.5 million at December 31, 2003 compared to $239.2 million at December 31, 2002. The increase in total assets is the result of the investment in the Syncrude project being funded by the new $40 million Long-term Loan offset by the impact of foreign exchange on the US denominated assets and the decrease in current assets.

The net book value of property, plant, and equipment at December 31, 2003 increased to $156.7 million from the December 31, 2002 balance of $134.6 million. This increase is primarily due to 2003 capital additions of $32.6 million and the acquisition of Duke Energy's Prince George, British Columbia sulphur products assets offset by depreciation expense of $15.7 million and the impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased by $5.7 million to $19.6 million from the December 31, 2002 balance of $25.3 million and is largely the result of the improved collection of accounts receivables and the impact of a stronger Canadian dollar on the US denominated accounts receivables, the impact of which is included in foreign exchange gain on monetary items. Accounts payable increased by $0.6 million to $9.8 million from the December 31, 2002 balance of $9.2 million, while accrued liabilities increased $3.7 million from the December 31, 2002 balance of $11.3 million largely due to the increase in construction holdback and incentive compensation related accruals and the liabilities assumed as part of the Prince George acquisition. Inventory increased $0.9 million as a result of the acquisition. Prepaid expenses at the end of the year increased by $0.5 million due to prepaid insurance. The first instalment relating to finalization of the Chemtrade Logistics Inc. working capital of $0.9 million was collected in May 2003. The remaining $1.8 million, of which $0.9 million is included in current assets and the remaining amount included in other assets, is due over the next two years.

Goodwill and intangible assets decreased to $52.0 million from the December 31, 2002 balance of $61.8 million with goodwill remaining unchanged except for the impact of the stronger Canadian dollar on US denominated goodwill, while intangible assets decreased as result of amortization.

The $23.3 million increase in debt from the December 31, 2002 balance is the result of the $40.0 million loan relating to the Syncrude project offset by the impact of the strengthening of the Canadian dollar versus its US counterpart on the US denominated Senior Subordinated Notes. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding

----------------------------------------------------------------------------------------- -----------------------------------

                                                                                                     2003              2002
----------------------------------------------------------------------------------------- ----------------- -----------------
Number of common shares                                                                        31,696,398        26,833,550
Number of convertible shares, non-voting                                                               --         4,720,182
Number of options                                                                               2,051,765         2,674,450

----------------------------------------------------------------------------------------- ----------------- -----------------

In September, the Company's largest shareholder, TD Capital Canadian Private Equity Partners Fund, acquired all of the non-voting convertible shares of Marsulex in a private transaction and converted them into common shares. TD Capital now holds directly or indirectly 59% of Marsulex's outstanding shares.

In March of 2002 the Company established a long-term incentive plan in the form of Performance Share Units for certain employees and key persons. Under this plan the Board of Directors grants the total number of units and establishes the performance criteria and the grant period which is typically three years. The compensation expense associated with the awards earned over the grant period as well as the subsequent changes in the market value of the underlying common shares is recorded as part of SGA. During 2003 a total of $1.1 million was recorded compared to $0.2 million and nil in 2002 and 2001 respectively.

Over a year ago, the Company decided to discontinue the use of stock options for long-term incentive and replaced them with the new Performance Share Unit plan. With the new plan in place, the Company saw an opportunity to repurchase for cancellation options held by former Marsulex employees at a price that represented an excellent value for Marsulex shareholders. On December 17, 2003, the Company purchased and fully expensed 433,434 stock options held by former employees of the Company for total consideration of $737,000.

During 2003 and 2002, 142,666 and 60,000 common shares were issued upon the exercise of stock options for cash proceeds of $348,000 and $133,000, respectively.

On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares as at June 12, 2003. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the period June 19, 2003 to December 31, 2003, the Company did not acquire any shares for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

During 2002, the Company acquired and cancelled a total of 7,500 shares for $27,000 under a NCIB which commenced on February 1, 2002 and terminated on January 31, 2003.

On December 31, 2003, the Company's share price closed at $5.15, up $1.15 over the closing price on December 31, 2002 and in the opinion of management better reflects the value of the business and its future prospects.

Financial Condition & Liquidity

------------------------------------------------------------------------------------------- ----------------------------------

                                                                                                       2003            2002
------------------------------------------------------------------------------------------- ------------------ ---------------
Cash including cash held in trust (in millions of dollars)                                           $ 34.0           $ 7.9
Debt (in millions of dollars)                                                                        $119.2           $95.9
Net debt 1  (in millions of dollars)                                                                 $ 85.2           $88.0

Debt to Equity                                                                                         1.2x            1.0x
Net debt to EBITDA                                                                                     2.8x            3.1x
Net debt to Equity                                                                                     0.9x            1.0x
Interest coverage (EBITDA to interest expense net of capitalized interest)                             5.0x            2.5x

------------------------------------------------------------------------------------------- ------------------ ---------------

1.   Net debt is defined as total debt less cash and cash equivalents.

Cash and cash equivalents at the end of 2003 were $16.4 million with excess cash invested in short-term, interest-bearing deposits.

During the second quarter in 2003, the Company obtained long-term financing for the Syncrude project and $40.0 million was advanced to a loan account which is held in trust. Cash draws are made on this account as construction of the facility progresses. As of December 31, 2003, $22.4 million in cash was drawn from the account to fund the capital expenditures made by the Company on the project, leaving a balance of $17.6 million held in trust and recorded separately in current and long-term assets as cash held in trust. Of this balance, $10.1 million will be used to fund the remaining capital commitments, which includes the costs of commissioning the facility. Under the terms of the agreement, $7.5 million of the funds are required to remain in trust until the facility is successfully started up and commissioned, at which time it will become available for general use and is recorded as part of long-term assets.

The financing is secured by the assets of a wholly owned subsidiary of the Company and by a general guarantee from the Company until the successful start-up of the facility as defined under the terms of the loan agreement, at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility.

The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the successful start-up of the facility, at which time the repayment of principal will be made over the next 15 years with repayments expected to commence in January 2005.

The Company generates positive cash flows from operations which are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

The focus on long-term fee-based contracts contributes to the Company's positive and stable cash flows, but given its reliance on debt to finance the growth strategy, Standard & Poors revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998. Consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+. The revised rating did not have an impact on the current debt related covenants.

Although some of the Company's financial indicators have improved, the increased debt for the Syncrude project will cause these indicators to change until the project is completed.

Working Capital

The Company's working capital, excluding cash and cash equivalents and cash held in trust, was negative $0.8 million at December 31, 2003 compared to $8.1 million at December 31, 2002 and is the result of the decrease in accounts receivable and the increase of the Syncrude project construction holdback held in current liabilities. When the holdback is released, it will be paid out of the funds held in trust returning the working capital to more normal levels. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents, cash held in trust from 1.38:1 in 2002 to 0.97:1 in 2003.

Contractual Commitments

--------------------------- ---------- --------- ---------- --------- ----------- ------------- ------------ -----------------
                                                                                                                Fair Value
(thousand of dollars)         2004       2005      2006       2007       2008      Thereafter      Total       Dec 31, 2003
--------------------------- ---------- --------- ---------- --------- ----------- ------------- ------------ -----------------
9 5/8% Senior
   Subordinated Notes(1)           --        --         --        --      79,196           --        79,196            81,968
7.3% Long-Term Loan(2)             --     1,370      1,473     1,585       1,704        33,868       40,000            40,651
Operating Lease
   Commitments                  4,127     2,964      2,329     1,949       1,348            35       12,752              n/a
--------------------------- ---------- --------- ---------- --------- ----------- ------------- ------------ -----------------

1. The Senior Subordinated Notes are denominated in US dollars and converted at the December 31, 2003 year-end rate of 1.3033. The Notes mature at the end of June 2008 and are redeemable at the option of the Company at specified redemption premiums.

2. On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement to finance the Syncrude project and is secured by the subsidiary's assets. The Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the commencement of the revenue stream, at which time the repayment of principal will be made over the next 15 years. The repayment of principal is expected to commence January 2005.

The Company also has a fixed price commitment to purchase equipment and services relating to its construction of its Syncrude facility totalling $32.5 million including change orders issued during 2003. To the end of December 31, 2003 $32.3 million (2002 - $10.4 million) has been spent and recorded as part of facilities under construction in property, plant and equipment.

Other commitments at December 31, 2003 include:

------------------------------------------------------------------------------------------- ----------------------------------

(in thousand of dollars)                                                                                               2003
------------------------------------------------------------------------------------------- ------------------ ---------------
Net post-retirement benefits liability                                                                                1,463
Asset retirement obligations                                                                                            863
Other liablities                                                                                                      8,162
Future tax liability                                                                                                 18,395

------------------------------------------------------------------------------------------- ------------------ ---------------


Off Balance Sheet Arrangements


All of the Company's subsidiaries have been consolidated and are reflected in the Company's financial statements. This includes the Syncrude project assets and related debt that are held by a subsidiary of the Company. The Company does not have any off balance sheet arrangements.

Related Party Transactions


As described in the notes to the Consolidated Financial Statements, the Company has entered into a management services contract with its major shareholder for the supply of management and financial services. Under the agreement the Company incurred fees of $0.4 million in 2003 and 2002, while $0.5 million was incurred in 2001.

In addition, certain of the Company's Directors hold senior positions with firms that provide services to the Company. During 2003, $1.6 million in fees were incurred compared to $3.6 million in 2002 and $3.1 million in 2001.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Cash Flow from Operations


Cash flow from operations is defined as net earnings plus non-cash items deducted in calculating net earnings including depreciation, amortization, unrealized foreign exchange gain or losses relating to cash balances, and deferred taxes, prior to changes in working capital. Management believes this is a measure of the cash generated by its operations including the cost of its financial structure and charges for income taxes but before fluctuations in its investment in working capital. It is not a recognized measure under Canadian GAAP and should not be considered as an alternative to cash provided by continuing operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating cash flow from operations may differ from other companies and accordingly, the Company's measure may not be comparable to measures used by other companies.


------------------------------------------------------------------------------------ -----------------------------------------

  (in thousand of dollars)                                                                 2003          2002         2001
------------------------------------------------------------------------------------------------------------------------------
  Cash flow from continuing operations before changes in working capital            24,461          15,636       19,286
  Changes in non-cash working capital                                               4,979           (5,541)      (4,612)
------------------------------------------------------------------------------------------------------------------------------
  Cash provided by continuing operations                                            29,440          10,095       14,674

------------------------------------------------------------------------------------------------------------------------------

Cash generated from operations before changes in non-cash working capital was $24.5 million in 2003 compared to $15.6 million in 2002, an $8.9 million or 57.1% increase, and is largely the result of the improvement in operational results and the decreased interest costs.

In 2002, the Company generated $15.6 million in cash from operations before changes in non-cash working capital, compared to $19.3 million in 2001. The decrease was due to the lower earnings resulting from inclusion of the sulphur removal assets in eastern North America until July 18, 2001 offset by the lower interest expense in 2002.

Cash and cash equivalents at the end of December 31, 2003 was $16.4 million, up from $7.9 million at December 31, 2002 with the improvement in cash provided by operations and the improved collection in accounts receivable.

Capital Expenditures
------------------------------------------------------------------------------------ -----------------------------------------

(in thousand of dollars)                                                                   2003          2002          2001
------------------------------------------------------------------------------------ ------------- ------------- -------------
Expansion projects                                                                       25,967        34,847        23,755
Maintenance capital                                                                       6,616         6,130         6,020
------------------------------------------------------------------------------------ ------------- ------------- -------------
Total capital expenditures                                                               32,583        40,977        29,775

------------------------------------------------------------------------------------ ------------- ------------- -------------

During 2003, capital expenditures were $32.6 million compared to $41.0 million in 2002. The decrease is primarily due to the completion of BP Whiting.

Capital expenditures in 2002 were $41.0 million compared to $29.8 million in 2001. The $11.2 million increase was primarily due to the increase in capital expenditures associated with the BP Whiting and Syncrude projects.

The Company completed the construction of its Syncrude project on schedule and on budget in September 2003 and ready for commissioning and start-up. Syncrude will reimburse the Company for its carrying costs during the period between the completion of construction and the commencement of fees. Under the Company's agreement with Syncrude, Marsulex will begin receiving fees in January 2005 even though it is now expected that Syncrude's overall UE-1 project will not be completed at that time. At December 31, 2003, the Company had spent $49.9 million compared to the total budget of $56.6 million and to the 2002 expenditures of $24.4 million.

Acquisitions

On October 7, 2003, the Company acquired the sulphur products assets in Prince George, British Columbia from Duke Energy Gas Transmission. The purchase price, including estimated acquisition costs, was $13.4 million financed by the Company through existing cash. The acquisition has been accounted for using the purchase method of accounting and was consolidated from the date of acquisition. As part of the transaction the fully funded pension benefits of $1.4 million and post retirement benefits of $0.7 million for the existing work force were recognized by the Company and included in note 14 of the Consolidated Financial Statements.

---------------------------------------------------------------------------------------------------- -------------------------

(in thousand of dollars)                                                                                               2003
---------------------------------------------------------------------------------------------------- -------------------------
Property, plant and equipment                                                                                        13,382
Current assets                                                                                                          769
Current liabilities                                                                                                  (1,760)
Post retirement benefits                                                                                               (670)
Other liabilities                                                                                                      (117)
---------------------------------------------------------------------------------------------------- -------------------------
Cash purchase price                                                                                                  11,604

---------------------------------------------------------------------------------------------------- -------------------------

On December 30, 2002, the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate cash purchase price of $16.6 million. The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including the acquisition costs, is summarized as follows:

---------------------------------------------------------------------------------------------------- -------------------------

(in thousand of dollars)                                                                                               2002
---------------------------------------------------------------------------------------------------- -------------------------
Property, plant and equipment                                                                                         7,313
Intangibles assets, contractual customer relationships                                                                3,501
Future tax liability                                                                                                 (2,047)
Minority interest                                                                                                     7,823
---------------------------------------------------------------------------------------------------- -------------------------
                                                                                                                     16,590

---------------------------------------------------------------------------------------------------- -------------------------

On July 17, 2001, the Company purchased the shares of Harrowston Investments Limited from its major shareholder, Harrowston Inc. for $3.0 million. The principal assets of Harrowston Investments Limited are comprised of future income tax assets. Harrowston Investments Limited was merged with the Company.

RISKS & UNCERTAINTIES

Following is a description of the risk factors that affect the Company's business, and ultimately, its profitability. Management's responsibility is to mitigate risk to the extent possible, in order to maximize shareholder value.

Reliance on Customers

The business of the Company is dependent on the involuntary production of a number of by-products by its customers. As environmental regulations become more demanding, the need for by-product control, regeneration, removal, and conversion has increased. Thus, the trend in North America is for continuing growth in demand for the Company's services, although there can be no assurance that environmental regulations will not become less stringent in the future or that customers of the Company will continue to involuntarily produce by-products which drive their demand for the Company's services.

Services provided, and products handled from the Company's major customer accounted for 10.3% of the Company's total 2003 revenue (2002 - 15.0%), the loss of which could have a significant impact on the Company.

Competition


Marsulex operates in competitive markets, and some of the Company's competitors have economic resources greater than those of the Company and are well established as suppliers to the markets that the Company serves.

Accordingly, such competitors may be better able to withstand volatility within industries and throughout the economy as a whole while retaining significantly greater operating and financial flexibility than the Company. The Company believes it benefits from its strategically located facilities, its long-term relationships and contracts with its customers and from its technical skills, innovation, and value-added technologies. However, there can be no assurances that the Company will be able to compete effectively with its competitors and competitive pressures may harm the Company's business.

Although Western Markets operates in a competitive environment and is subject to volume and price volatility, for certain products it can share a portion of the end-use product price and volume risk with the by-product supplier. In addition, Western Markets has a well-developed customer base and long-term customer relationships.

Several of the Company's niche services and products are sold into select markets. There can be no assurance, however, that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than the Company. In 2003 and 2002, the largest customer associated with Western Markets accounted for less than 2.5% of the Company's consolidated revenue.

New Products and Services

The Company has made significant investments in the development and commercialization of new products, technologies and services. This includes the Power Generation Group's most recently developed solution for controlling sulphur trioxide emissions of utilities, CleanStack(TM). Broad market acceptance and long-term commercial viability of services incorporating new products, technologies and services may take some years to establish, if at all, and are subject to business and competitive risks. If the Company is unable to develop and market new products in a timely fashion, or at all, the Company may not be able to compete successfully.

Proprietary Technology

The Company relies on a combination of patents, confidentiality procedures and contractual provisions to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may obtain and use information that the Company regards as proprietary. Policing unauthorized use of such proprietary technology, if required, may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company does business may not protect its proprietary rights to the same extent as the laws of the United States or Canada. There can be no assurance that the Company will be successful in protecting its proprietary rights.

Further, the industry in which the Company competes has many participants who own, or claim to own, intellectual property. From time to time, a third party may claim that the Company infringes such third party's intellectual property rights or may challenge the Company's rights to its own intellectual property. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation or require the Company to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. Such licensing agreements, if required, may not be available on royalty or other licensing terms acceptable to the Company, if available at all.

Acquisitions

A substantial part of the Company's growth has come through acquisitions. For example, in fiscal 2003, the Company acquired the sulphur products assets from Duke Energy Gas Transmission. The success of acquisitions will depend in part on the Company's ability to overcome significant challenges, including timely, efficient and successful execution of post-acquisition strategies. If the Company fails to meet the challenges involved in integrating the operations of its acquisitions, it may not realize anticipated benefits or synergies of the acquisitions, which could adversely affect operating results.

Future acquisitions may involve debt incurrence, operating losses, dilutive issuances of equity securities and significant cash expenditures, any of which could have a material adverse effect on the Company's business.

Recent and any future acquisitions involve a number of risks, including:

o    the Company's ability to integrate the acquired business.
o    diversion of management attention.
o    impairment of goodwill adversely affecting net income.
o the Company's ability to retain the management or other key employees of the acquired business.
o the Company's ability to establish uniform standards, controls, procedures and policies.
o    the Company's ability to retain customers of the acquired companies.
o exposure to legal claims for activities of the acquired business prior to the acquisition.
o damage to the Company's reputation as a result of performance or customer satisfaction problems relating to an acquired business.
o    the performance of any acquired business could be lower than anticipated.

Foreign Exchange


As the Company has US based operations and reports in Canadian dollars, it is exposed to foreign exchange fluctuations. Approximately 42.9% of the Company's 2003 revenue (2002 - 40.6%) was in US dollars. Ignoring the foreign exchange impact on US denominated working capital items, at present, a one-cent devaluation in the US dollar would negatively impact gross profit by approximately $0.2 million and EBITDA by approximately $0.1 million. However, the Company's debt and related interest expense is in US dollars and hedges the US dollar cash flow from operations.

The US dollar interest expense, when combined with US dollar depreciation and amortization expenses, limits the exposure of net income to foreign exchange fluctuations. A one-cent decrease in the US dollar impacts net income by less than $0.1 million.

The Company has self-sustaining operations holding US dollar assets and debt and under present accounting rules in Canada, any fluctuation in the Canadian dollar value against the US dollar is recorded in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

Commodity Prices


Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion.

The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause the Company to lower selling prices in order to retain the volume.

The Company attempts to reduce its exposure to market price fluctuations through contracts where commodity price exposure is either shared with or borne entirely by the customer.

The Company plans to continue its strategy of entering into new contracts and renegotiating existing contracts on a fee-based or risk-sharing basis in order to increase the stability of its cash flows. Although there can be no assurance that the Company will be successful in renegotiating existing contracts or entering new contracts with these terms. In 2003, these types of arrangements represented more than 55% of the Company's EBITDA.

Interest Rates

The interest rate on all of the Company's long-term debt is fixed under contractual agreements. The Senior Subordinated Notes bear interest of 9 5/8% while the Long-term Loan bears interest of 7.3%.

Labour

The Company had 180 employees, including 118 in Canada and 62 in the US at December 31, 2003.

With the 2003 acquisition of Prince George, British Columbia facility, the Company added an additional unionized group of 13 employees to the already existing two unions. In 2003, the Company successfully reached new Collective Bargaining Agreements with its unionized employees in Ohio and Prince George with no interruption in the Company's operations. In addition, the Company proactively fosters positive relationships with all of its union groups through continued open communications via the Labour Management Meeting process, which has become a regular forum. The Company and its 37 unionized employees regularly participate in open communications resulting in no production interruptions and a low number of formal grievances. In 2003, the Company and the union satisfactorily resolved the three formal grievances.

In 2004, none of the Collective Bargaining Agreements are set to expire and therefore, the Company does not foresee interruptions in its operations resulting from work stoppages.

Further, while the Company has not suffered any loss of production due to work stoppages by its employees, there can be no assurances that work stoppages or other labour disturbances which may have a material impact on the Company will not occur in the future. Finally, a large number of the Company's suppliers and customers have unionized employees and there can be no assurances that work stoppages or other labour disturbances at the Company's suppliers or customers will not have a material adverse effect on the Company's business.

Environment

The Company has a comprehensive policy on the environment directed towards minimizing the environmental impact of all its activities. Application of, and adherence to, the policy is regularly reviewed through environmental assessments, including independent reviews of its assets and operations. In 2003, the Company conducted internal assessments at select facilities to verify the presence and effectiveness of its management systems. The Company also successfully underwent a rigorous external assessment of its management systems and practices in accordance with the Reverification Protocol of the Canadian Chemical Producers' Association's Responsible Care(R) initiative. Conducted approximately every three years after the initial verification of Responsible Care-in-place, Reverification involves assessment by an independent team made up of knowledgeable industry experts, a representative of the community at large and representatives of the communities in which the Company operates.

The Environmental, Health & Safety Committee of the Board of Directors meets regularly to, among other things, review the Company's performance against the Company's environmental, health, safety and training policies and practices. The Committee also works with management to prioritize capital expenditures related to environmental risk management and regulatory compliance.

Notices and Findings of Violation have been issued against the Company by federal regulators with respect to the Company's Toledo facility in Oregon, Ohio. The Company is, however, in compliance with the permits issued by the governing body (the State) and although there is a potential for penalties to be assessed against the Company, the Company believes that it is in substantial compliance with environmental laws, regulations and guidelines.

A Notice and Finding of Violation has been issued by federal regulators with respect to the facility in Cairo, Ohio which was sold to Chemtrade Logistics Inc. ("Chemtrade"). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. As part of the indemnification the Company is obligated to reimburse Chemtrade for the necessary installation of control equipment and for any penalties which may be levied against the facility in respect of the Notice and Finding of Violation. The Company believes that the Cairo facility is in material compliance with regulations issued by the State of Ohio as those regulations relate to allegations of federal regulators, and that the State has issued lawful permits consistent with those regulations governing the operation of the Cairo facility.

In the opinion of management, environmental compliance cost and penalties for both the Cairo and Oregon facilities, if imposed by federal regulators, will not have material adverse effect on the financial position of the Company, provided the Company is successful in prosecuting indemnity claims from the entity from which it purchased the facilities, and that sufficient monies are available to fund those indemnity obligations.

The Company may be subject to further environmental liabilities of which management is not currently aware which may have a material impact on the business or financial condition of the Company.

Health and Safety


A safe workplace has always been a primary objective of the Company, whereby the goal is to encounter zero incidents of occupational injury or illness among employees and the contractors engaged at the Company's facilities.

In 2003, the occupational injury and illness frequency rose although the number of incidents remained unchanged. The Company remains committed to its goal and is redoubling efforts to improve performance in 2004. Among the highlights in 2003, the Company successfully completed construction of its new fertilizer facility at Mildred Lake Alberta, achieving over 250,000 hours of activity in 2003 without a single Recordable Injury, five facilities have in excess of 10 years operating time without a lost time injury and none of the facilities experienced process related occurrences of a material nature.

As a member of the Canadian Chemical Producers' Association since the Company's inception, Marsulex annually re-affirms its commitment to the ethic of Responsible Care(R). Through its Codes of Practice and the Company's EH&S Management Systems, the Company continues to improve its overall performance in the responsible management of its activities and forms valuable relationships with its communities and stakeholders.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies, which are disclosed in Significant Accounting Policies note, Note 1 of the audited financial statements, are in accordance with generally accepted accounting principles in Canada and are applied on a consistent basis with the exception of goodwill which was applied prospectively. High-quality financial statements require rigorous application of accounting policies. Management uses judgement in selecting policies for which alternative methods exist and in applying the accounting policies. The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements because their application places the most significant demands on management's judgement, and financial reporting results rely on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment and these adjustments may have a material impact on the Company's financial condition.

Impairment of goodwill

In accordance with generally accepted accounting principles in Canada, management of the Company has determined that goodwill will be assessed at the reporting unit level and has determined no impairment has occurred in the value of goodwill. The assessment is based on determining the fair value of the Company's reporting units based on using valuation methods which are based on the reporting unit's projected EBITDA and earnings multiples. Management reviews these assumptions annually taking into account the business conditions at that time and changes to the Company's business strategy. There is no certainty that the assumptions used by management will develop exactly as forecasted. Refer to note 1(g) of the audited financial statements for more detail.

Revenue recognition

The Company's revenue recognition accounting policies are determined in accordance with generally accepted accounting principles in Canada (described in note 1(j) of the audited financial statements). Under these standards, service and technology fees are recognized as services are rendered and technology fees are earned. Revenue associated with the sale of by-products and other chemicals is recognized at the time of shipment. The revenue associated with contracts for the design and installation of equipment is recognized on a percentage of completion method. Under this method, management uses engineering estimates for costs and time to complete the project in order to determine the percent complete. The amount and timing of profit recognized could differ materially if the estimates of the costs to complete and timing of the expenditures are significantly different than the actual.

Tax asset valuation

The Company has developed a forward oriented multi-jurisdictional tax model to assess future taxes and to determine its tax planning strategies. Management uses judgement in determining the assumptions about the Company's future profitability, tax rates, and capital position that are used in the model. As part of assessing its future taxes, management also assesses the likelihood that the future tax assets will be realized and to the extent the likelihood is low, a valuation allowance against these assets is recognized. There can be no assurance that the assumptions used by management will develop as predicted and not have a material impact on the Company's assessment of its future taxes and the valuation allowance.

Environmental obligations

The Company's operations are subject to numerous laws, regulations and guidelines relating to air emissions, water discharges, solid and hazardous wastes, transportation and handling of hazardous substances and employee health and safety in Canada and the United States, and these are discussed in more detail in note 1(l) and note 15(c) of the audited financial statements. Accruals have been made in specific instances where management has determined it is probable that liabilities for remediation costs will be incurred and where such liabilities can be reasonably estimated. The assumptions used by management are based on discussion with regulatory authorities, laws and regulations, third party consultants and management's judgement and there can be no assurance the actual remediation costs will not differ from such estimates.

CHANGES IN ACCOUNTING POLICIES FOR 2003

Asset Retirement Obligations

On January 1, 2003, the Company early-adopted the new CICA accounting standard for asset retirement obligations. Previously when the cost of the site restoration exceeded the salvage value of the asset, the expected settlement amount of the retirement costs was systematically accrued to the expected settlement amount in the year the obligation was anticipated to settle. Under the new policy, asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of the fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and the asset is depreciated over the asset's estimated useful life.

This standard is consistent with FAS No. 143 which the Company adopted for US GAAP purposes effective January 1, 2003.

------------------------------------------------------------------------------------------------- ------------ -------------

Effect on opening retained earnings in the consolidated balance sheets                     2003        2002          2001
------------------------------------------------------------------------------------ ------------ ------------ -------------
Asset retirement cost, included in property, plant and equipment                            466         466           466
Accumulated depreciation on property, plant and equipment                                  (242)       (189)         (136)
Asset retirement bligation, included in other liabilities                                  (685)       (627)         (569)
Future tax liability                                                                         28          21            14
------------------------------------------------------------------------------------ ------------ ------------ -------------
Opening retained earnings                                                                  (433)       (329)         (225)

------------------------------------------------------------------------------------ ------------ ------------ -------------

------------------------------------------------------------------------------------ ------------ ------------ -------------

Effect on the consolidated statement of operations                                         2003        2002          2001
------------------------------------------------------------------------------------ ------------ ------------ -------------

Accretion expense                                                                            61          58             58
Depreciation expense                                                                         54          53             53
Future tax recovery                                                                          (8)         (7)            (7)
------------------------------------------------------------------------------------ ------------ ------------ -------------
Total impact to net earnings                                                                107         104            104

------------------------------------------------------------------------------------ ------------ ------------ -------------

Under this change in accounting standard, the Company is recognizing its future asset retirement costs where the Company has determined legal obligations exist, including Company properties that are on leased land, which revert back to the lessor and the Company has a legal obligation under the landlease agreement to remove improvements and structures from the property. The estimated amount of undiscounted retirement costs relating to these properties is $2,550,000. These costs are expected to be settled between 6 and 30 years and using a 1% inflation rate, the present value of the future asset retirement costs was determined with a credit-adjusted risk-free discount rate of 8.5%.

OUTLOOK

Marsulex finished 2003 on a strong note, with all operating Groups performing in line with our expectations and well positioned to achieve their objectives in 2004. While the US economy remains somewhat uncertain, the nature of our contracts and the essential services we provide mitigate some of the adverse effects of unfavourable economic conditions, and enable the Company to generate reliable revenue and earnings.

Refinery Services should achieve similar results in 2004. Contribution from acid regeneration services is expected to be higher, with the usual increase in demand for these services during the summer gasoline season, being offset to some extent by more normal volume and price conditions for sulphur prilling.

Western Markets should deliver improved earnings in 2004, reflecting the contribution of the newly acquired Prince George sulphur products assets.

Power Generation will benefit from the new Gaojing Power Plant project in China and is confident of winning additional business through its expanded roster of licensees in the Southeast Asian market. The Group will also continue to aggressively market CleanStackTM in the US and hopes to sign its first clients in 2004.

Overall, Marsulex expects to achieve modest growth in earnings in 2004.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.